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                                                                                 Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)
                                  Unaudited
                                    Twelve
                                    Months
                                    Ended
                                 September 30,                    Year Ended December 31,
                                     1997        1996        1995        1994         1993         1992

Net Income . . . . . . . . . . .  $  606,206   $168,950    $181,676    $187,447     $177,370     $127,884
Taxes on Income. . . . . . . . .     461,912     86,102      83,392      99,951       78,755       46,099
    Net Income Plus Taxes. . . .   1,068,118    255,052     265,068     287,398      256,125      173,983

Fixed Charges:
  Interest on Long-Term Debt . .     103,031    105,741      95,962      98,483      123,551      117,464
  Interest on Other Indebtedness      70,802     34,685      27,487      20,139       19,255       20,009
  Interest on Other Mandatorily
    Redeemable Securities. . . .      18,075     12,125         372        -            -            -
  Interest on Corporate-owned
    Life Insurance Borrowings. .      34,683     35,151      32,325      26,932       16,252        5,294
  Interest Applicable to
    Rentals. . . . . . . . . . .      32,906     32,965      31,650      29,003       28,827       27,429
      Total Fixed Charges. . . .     259,497    220,667     187,796     174,557      187,885      170,196

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .       4,919     14,839      13,419      13,418       13,506       12,751
  Income Tax Required. . . . . .       3,748      7,562       6,160       7,155        5,997        4,596
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .       8,667     22,401      19,579      20,573       19,503       17,347

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .     268,164    243,068     207,375     195,130      207,388      187,543

Earnings (1) . . . . . . . . . .  $1,327,615   $475,719    $452,864    $461,955     $444,010     $344,179

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .       5.12        2.16        2.41        2.65         2.36         2.02


Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .       4.95        1.96        2.18        2.37         2.14         1.84



(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.

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